VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Kreido Biofuels, Inc. Item 4.02 Form 8-K File No. 333-130606

Ladies and Gentlemen:

Kreido Biofuels, Inc. (the “Company”), has caused to be filed with you electronically under EDGAR, the Company’s Current Report on Form 8-K/A (the “Amendment”).

The Amendment reflects revisions made to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2007 in response to the comments of the staff of the Commission (the “Staff”) contained in the letter addressed to Philip Lichtenberger dated June 27, 2007 (the “Comment Letter”).

In connection with the Comment Letter and the Amendment, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the Company’s counsel at DLA Piper US, LLP, John Heuberger at (312) 368-4014 or Armen Martin at (310) 595-3144.

Respectfully submitted,

/s/ Philip Lichtenberger

Philip Lichtenberger
Chief Financial Officer